Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2020 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - May 6, 2020) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended March 31, 2020. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended March 31, 2020 and 2019
For the three months ended March 31, 2020, the Company had a net income of $46.6 million, or $0.85 basic and $0.82 diluted earnings per share. There were no Non-IFRS adjustments to the net income for the three months ended March 31, 2020.
For the three months ended March 31, 2019, the Company had net income of $14.5 million, or $0.30 basic and diluted earnings per share. For the three months ended March 31, 2019, the Company’s adjusted net income (see Non-IFRS Measures section below) was $14.8 million, or $0.31 basic and $0.30 diluted income per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Declaration of Dividend
On May 5, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about June 15, 2020 to all shareholders of record as of June 1, 2020 (the record date). As of May 5, 2020, there were 58,672,080 common shares of the Company outstanding.
Summary of First Quarter and Other Recent Significant Events

•
Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted pool voyages and time charters for the Company's vessels thus far in the second quarter of 2020 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$53,000	63%
LR1	$41,000	60%
MR	$25,000	56%
Handymax	$20,000	60%

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels in each of the pools during the first quarter of 2020:

Pool	Average daily TCE revenue
LR2	$26,818
LR1	$20,296
MR	$20,951
Handymax	$22,564

•
The Company recently received commitments for a new credit facility for up to $225.0 million in aggregate, the proceeds of which are expected to be used to refinance the existing indebtedness on nine of the Company's vessels, including the four LR2s which are currently financed under our ABN AMRO Credit Facility, which is scheduled to mature during the third quarter of 2020. The closing of this credit facility is subject to customary conditions precedent, including the execution of definitive documentation.

•
The Company recently executed an agreement to upsize its $179.2 million credit facility with ING Bank N.V. to $251.4 million. The proceeds of this upsized facility are expected to be used to refinance the existing debt on five vessels, which are currently financed under the KEXIM Credit Facility.

•
Based upon the commitments received to date, which include the above two credit facilities and certain financing transactions that have been previously announced, the Company expects to raise approximately $109 million of aggregate additional liquidity (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as several of these financings are tied to scrubber installations on the Company’s vessels.

•
In January 2020, the Company took delivery of two scrubber-fitted MR product tankers (STI Miracle and STI Maestro), and in March 2020, the Company took delivery of an additional scrubber-fitted MR product tanker (STI Mighty) each under eight-year bareboat leases. The leasehold interests in these vessels were acquired as part of the Company's transaction with Trafigura Maritime Logistics Pte. Ltd. (the "Trafigura Transaction") that was announced in September 2019. The bareboat leases have similar terms and conditions as the original leased vessels in the Trafigura Transaction.

•
In April 2020, the Company reached an agreement with its counterparty to postpone the purchase and installation of scrubbers on 19 of its vessels. The installation of these scrubbers is now expected to begin not earlier than 2021.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $1.5 million and $2.3 million, respectively, during the three months ended March 31, 2020 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2020, the Company's basic weighted average number of shares was 54,667,211. For the three months ended March 31, 2020, the Company's diluted weighted average number of shares was 56,445,893 (which includes the potentially dilutive impact of unvested shares restricted stock and excludes the impact of the Convertible Notes due 2022), and 61,692,830, under the if-converted method. Given the Company's results for the first quarter of 2020, earnings per diluted share were calculated under the if-converted method, as the result of this calculation was dilutive.
$225.0 Million Credit Facility
The Company recently received commitments for a loan facility of up to $225.0 million with a group of European financial institutions. This loan facility is expected to consist of a $150.0 million term loan facility and $75.0 million revolving credit facility. The proceeds of this new facility are expected to be used to refinance the existing debt on nine vessels, including four vessels that are currently financed under the existing ABN AMRO Credit Facility which is scheduled to mature in the third quarter of 2020.
The borrowing amount of the facility is the lower of $225.0 million in aggregate and 55% of the fair market value of the vessels. The loan has a final maturity of five years from the closing date of the loan, is expected to bear interest at LIBOR plus a margin, and is expected to be repaid in equal quarterly installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity. This loan is expected to close before June 30, 2020. The remaining terms and conditions, including financial covenants, are expected to be similar to the Company's existing credit facilities. The closing of this credit facility is subject to customary conditions precedent, including the execution of definitive documentation.
ING Credit Facility Upsize
In May 2020, the Company executed an agreement to upsize its $179.2 million credit facility with ING Bank N.V. to $251.4 million. The upsized portion of the loan facility consists of a $40.6 million term loan facility and $31.5 million revolving credit facility.  The proceeds of this upsized facility are expected to be used to refinance the existing debt on five vessels, which are currently financed under the KEXIM Credit Facility.

The borrowing amount of the upsized loan is the lower of $72.1 million in aggregate and 50% of the fair market value of the vessels.  The upsized loan has a final maturity of five years from the initial drawdown date and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal quarterly installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to the Company's existing credit facilities.
Novel Coronavirus (COVID-19)
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in March and April of this year, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Unsecured Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the first quarter of 2020 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $128.4 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $121.6 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Conference Call
The Company has scheduled a conference call on May 6, 2020 at 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/ato2kzkb

Current Liquidity
As of May 5, 2020, the Company had $204.2 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the first quarter of 2020 and that is in progress as of April 1, 2020:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Offhire Days in Q1 2020
Completed in the first quarter of 2020
LR2	6	5	5	6	$31.3	219
LR1	1	—	—	1	2.8	73
MR	6	6	5	6	27.3	321
Handymax	1	1	1	—	3.2	11
	14	12	11	13	$64.6	624

In progress as of April 1, 2020
LR2	6	5	2	6	$24.2	222
LR1	2	—	—	2	5.0	108
MR	5	3	3	5	19.1	255
Handymax	—	—	—	—	—	—
	13	8	5	13	$48.3	585

(1)
Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods. Aggregate costs for vessels in progress as of April 1, 2020 represent the total costs incurred through that date, some of which may have been incurred in prior periods.

Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the second quarter of 2020 through May 5, 2020):

In millions of U.S. dollars	As of May 5, 2020 (1)

Q2 2020 - payments made through May 5, 2020	$5.1
Q2 2020 - remaining payments	52.4
Q3 2020	23.7
Q4 2020	6.6
FY 2021	39.9
FY 2022	47.8

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the estimated expected number of ships and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (2):

	Q2 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	5	2	6	412
LR1	—	—	—	6
MR	5	5	10	445
Handymax	—	—	—	—

Total Q2 2020	10	7	16	863

	Q3 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	3	—	6	254
LR1	—	—	1	40
MR	—	—	—	88
Handymax	—	—	—	—

Total Q3 2020	3	—	7	382

	Q4 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	—	—	—	—
LR1	1	—	—	20
MR	—	—	—	—
Handymax	—	—	—	—

Total Q4 2020	1	—	—	20

	FY 2021
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	12	—	1	280
LR1	11	—	—	220
MR	—	—	8	293
Handymax	—	—	—	—

Total FY 2021	23	—	9	793

	FY 2022
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)

LR2	5	—	—	100
LR1	—	—	5	200
MR	11	5	5	402
Handymax	—	—	—	—

Total FY 2022	16	5	10	702

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

(3)
Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. Does not include vessels that commenced work in prior periods but will be completed in the current period.

(4)
Represents total estimated expected offhire days during the period, including vessels that commenced work during the period or that commenced work in previous periods which are scheduled for completion in the current period.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding Principal as of December 31, 2019	Drawdowns and (repayments), net	Outstanding Principal as of March 31, 2020	Drawdowns and (repayments), net	Outstanding Principal as of May 5, 2020
1	KEXIM Credit Facility	$199,013	$(58,822)	$140,191	$—	$140,191
2	ABN AMRO Credit Facility	91,952	(2,136)	89,816	(1,065)	88,751
3	ING Credit Facility	131,440	(3,186)	128,254	(1,071)	127,183
4	$35.7 Million Term Loan Facility	31,618	(805)	30,813	2,318	33,131
5	2017 Credit Facility	131,501	(3,318)	128,183	—	128,183
6	Credit Agricole Credit Facility	90,727	(2,141)	88,586	—	88,586
7	ABN AMRO/K-Sure Credit Facility	45,678	(962)	44,716	—	44,716
8	Citi/K-Sure Credit Facility	95,234	(2,105)	93,129	—	93,129
9	ABN AMRO/SEB Credit Facility	103,325	(2,875)	100,450	—	100,450
10	Hamburg Commercial Bank Credit Facility (1)	42,150	(795)	41,355	1,429	42,784
11	Prudential Credit Facility	55,463	(925)	54,538	(924)	53,614
12	2019 DNB/GIEK Credit Facility	—	31,850	31,850	—	31,850
13	BNPP Sinosure Credit Facility	—	42,096	42,096	—	42,096
14	Ocean Yield Lease Financing	149,531	(2,716)	146,815	(888)	145,927
15	CMBFL Lease Financing	57,063	(1,227)	55,836	—	55,836
16	BCFL Lease Financing (LR2s)	93,148	(2,025)	91,123	(683)	90,440
17	CSSC Lease Financing	229,218	(4,329)	224,889	(1,442)	223,447
18	BCFL Lease Financing (MRs)	87,810	(2,846)	84,964	(988)	83,976
19	2018 CMB Lease Financing	126,427	(2,527)	123,900	(836)	123,064

	In thousands of U.S. dollars	Outstanding Principal as of December 31, 2019	Drawdowns and (repayments), net	Outstanding Principal as of March 31, 2020	Drawdowns and (repayments), net	Outstanding Principal as of May 5, 2020
20	$116.0 Million Lease Financing	106,041	(1,719)	104,322	(604)	103,718
21	AVIC International Lease Financing	127,311	(2,950)	124,361	—	124,361
22	China Huarong Shipping Lease Financing	123,750	(3,375)	120,375	—	120,375
23	$157.5 Million Lease Financing	137,942	(3,535)	134,407	—	134,407
24	COSCO Lease Financing	76,450	(1,925)	74,525	—	74,525
25	IFRS 16 - Leases - 3 MRs	44,192	(1,762)	42,430	(610)	41,820
26	IFRS 16 - Leases - 7 Handymax	12,779	(2,708)	10,071	(1,276)	8,795
27	IFRS 16 - Leases - acquired from Trafigura (2)	513,004	88,443	601,447	(5,102)	596,345
28	CSSC Scrubber Financing	10,976	(1,372)	9,604	(457)	9,147
29	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
30	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$3,170,993	$49,303	$3,220,296	$(12,199)	$3,208,097

(1)	In April 2020, the Company drew down $1.4 million to partially finance the purchase and installation of the scrubber on the STI Veneto.

(2)
In January 2020, the Company took delivery of two scrubber-fitted MR product tankers (STI Miracle and STI Maestro) and in March 2020, the Company took delivery of an additional scrubber-fitted MR product tanker (STI Mighty), each under eight-year bareboat leases. The leasehold interests in these vessels were acquired as part of the Trafigura Transaction and a $103.6 million lease liability was recorded at the commencement date of these leases, which are being accounted for as lease liabilities under IFRS 16.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of March 31, 2020, which includes principal amounts due under secured credit facilities, the Senior Unsecured Notes due 2020, Convertible Notes due 2022, lease financing arrangements, and lease liabilities under IFRS 16 (which also include actual payments made during the second quarter of 2020 through May 5, 2020):

In millions of U.S. dollars	As of May 5, 2020 (1)	Pro-forma for new financing arrangements (2)
Q2 2020 - principal payments made through May 5, 2020	$16.8	$16.8
Q2 2020 - remaining principal payments (3)	111.0	111.0
Q3 2020	164.8	70.5
Q4 2020	67.1	74.3
Q1 2021	232.5	106.6
Q2 2021	100.3	109.7
Q3 2021	67.5	72.2
Q4 2021	69.7	79.0
2022 and thereafter	2,395.2	2,634.9
	$3,224.9	$3,275.0
(1)   Amounts represent the estimated principal payments due on the Company’s outstanding indebtedness as of May 5, 2020 which do not incorporate the impact of the Company’s new financing initiatives which have not closed as of that date.

(2)   Amounts represent the estimated principal payments due on the Company’s outstanding indebtedness after incorporating the impact of the expected refinancing of upcoming maturities with the Company’s new loan agreements which have been agreed to, but all not yet closed, as of May 5, 2020. These figures do not reflect the impact of upsized scrubber financing agreements and are subject to change based on the timing of the respective closings and drawdowns.

(3)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.
Explanation of Variances on the First Quarter of 2020 Financial Results Compared to the First Quarter of 2019
For the three months ended March 31, 2020, the Company recorded a net income of $46.6 million compared to net income of $14.5 million for the three months ended March 31, 2019. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Vessel revenue	$254,167	$195,830
Voyage expenses	(4,220)	(295)
TCE revenue	$249,947	$195,535

•
TCE revenue for the three months ended March 31, 2020 increased by $54.4 million to $249.9 million, from $195.5 million for the three months ended March 31, 2019. The increase was the result of quarter over quarter improvements in TCE revenue per day across all of the Company's operating segments. Overall average TCE revenue per day increased to $22,644 per day during the three months ended March 31, 2020, from $18,570 per day during the three months ended March 31, 2019. The first quarter of 2020 reflected improvements in TCE revenue per day, both sequentially, and as compared to the first quarter of 2019. The strength in the first quarter of 2020 can be characterized in two components:

◦
Supply and demand dynamics shifted favorably during the fourth quarter of 2019 and early in the first quarter of 2020, driven by the January 1, 2020 implementation date of the International Maritime Organization’s ("IMO") low sulfur emissions standards. The implementation of these standards impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics, resulted in improvements in daily spot market TCE rates.

◦
Towards the end of the first quarter, travel restrictions and other preventive measure to control the spread of the COVID-19 pandemic resulted in a precipitous decline in oil demand. Lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices has led to record floating storage and arbitrage opportunities of both crude and refined petroleum products.  These market conditions, which began in March 2020 and are continuing through the date of this press release, have had a disruptive impact on the supply and demand balance of product tankers, resulting in significant and prolonged spikes in spot TCE rates as vessel availability continues to tighten.

The increase in TCE revenue in the first quarter of 2020 as compared to the first quarter of 2019 was also affected by an increase in the number of the Company's vessels to an average of 135.8 operating vessels during the three months ended March 31, 2020 from an average of 119.3 operating vessels during the three months ended March 31, 2019, which was primarily the result of the Trafigura Transaction, whereby in September 2019 the Company acquired the leasehold interests in 19 vessels (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs under construction were delivered in the first quarter of 2020.

•
Vessel operating costs for the three months ended March 31, 2020 increased by $12.1 million to $81.5 million, from $69.4 million for the three months ended March 31, 2019. This increase was primarily due to the acquisition of 15 vessels (11 MRs and four LR2s) that were acquired in connection with the Trafigura Transaction whereby in September 2019 the Company acquired the leasehold interests in 19 vessels (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs under construction were delivered in the first quarter of 2020. Vessel operating costs per day remained largely consistent, increasing slightly to $6,592 per day for the three months ended March 31, 2020 from $6,478 per day for the three months ended March 31, 2019.

•
Charterhire expense for the three months ended March 31, 2020 decreased by $4.4 million to $0.0 million from $4.4 million for the three months ended March 31, 2019. This decrease was the result of the implementation of IFRS 16 - Leases beginning on January 1, 2019. Under IFRS 16, there is no charterhire expense as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). The charterhire expense recorded during the three months ended March 31, 2019 related to time or bareboat chartered-in vessels whose term expired within 12 months of the transition date of IFRS 16 and thus qualified for the practical expedient to be excluded from the standard's scope.

•
Depreciation expense - owned or sale leaseback vessels for the three months ended March 31, 2020 increased slightly by $3.0 million to $46.8 million, from $43.8 million for the three months ended March 31, 2019. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and/or scrubbers on certain of its vessels in 2020. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.

•
Depreciation expense - right of use assets for the three months ended March 31, 2020 increased by $11.1 million to $13.2 million from $2.1 million for the three months ended March 31, 2019. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation is approximately $0.2 million per vessel per month for the 10 vessels (seven Handymax and three MR) previously bareboat chartered-in prior to the implementation of IFRS 16. Right of use asset depreciation expense increased as a result of the Trafigura Transaction, whereby the Company acquired the leasehold interests in 19 vessels in September 2019 (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs under construction were delivered in the first quarter of 2020 and all vessels acquired as part of the Trafigura Transaction are being accounted for as right of use assets under IFRS 16. The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month. The bareboat charters on three of the Handymax vessels are scheduled to expire during the second quarter of 2020.

•
General and administrative expenses for the three months ended March 31, 2020, increased by $1.5 million to $17.3 million, from $15.7 million for the three months ended March 31, 2019. This increase was primarily driven by compensation expenses, including an increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the first quarter of 2020.

•
Financial expenses for the three months ended March 31, 2020 decreased by $4.0 million to $44.8 million, from $48.8 million for the three months ended March 31, 2019. The decrease was primarily driven by significant decreases in LIBOR rates, which has had a consequential impact on our variable rate borrowings.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2020	2019
Revenue
Vessel revenue	$254,167	$195,830

Operating expenses
Vessel operating costs	(81,463)	(69,376)
Voyage expenses	(4,220)	(295)
Charterhire	—	(4,399)
Depreciation - owned or sale leaseback vessels	(46,841)	(43,814)
Depreciation - right of use assets	(13,197)	(2,135)
General and administrative expenses	(17,261)	(15,712)
Total operating expenses	(162,982)	(135,731)
Operating income	91,185	60,099
Other (expense) and income, net
Financial expenses	(44,765)	(48,756)
Financial income	565	3,119
Other expenses, net	(358)	14
Total other expense, net	(44,558)	(45,623)
Net income	$46,627	$14,476

Earnings per share

Basic	$0.85	$0.30
Diluted	$0.82	$0.30
Basic weighted average shares outstanding	54,667,211	48,070,530
Diluted weighted average shares outstanding (1)	61,692,830	48,556,887

(1)
The computation of diluted earnings per share includes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 for the three months ended March 31, 2020. The effect of potentially dilutive securities relating to the Company's Convertible Notes due 2022 was excluded from the computation of diluted earnings per share for the three months ended March 31, 2019 because their effect would have been anti-dilutive under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (see Note 1 below)	$119,825	$202,303
Accounts receivable (see Note 1 below)	148,537	78,174
Prepaid expenses and other current assets	11,774	13,855
Inventories	9,867	8,646
Total current assets	290,003	302,978
Non-current assets
Vessels and drydock	4,051,604	4,008,158
Right of use assets	804,726	697,903
Other assets	96,977	131,139
Goodwill	11,539	11,539
Restricted cash	12,293	12,293
Total non-current assets	4,977,139	4,861,032
Total assets	$5,267,142	$5,164,010
Current liabilities
Current portion of long-term debt	$263,889	$235,482
Finance lease liability	122,599	122,229
Lease liability - IFRS 16	69,711	63,946
Accounts payable	21,552	23,122
Accrued expenses	45,622	41,452
Total current liabilities	523,373	486,231
Non-current liabilities
Long-term debt	968,914	999,268
Finance lease liability	1,165,025	1,195,494
Lease liability - IFRS 16	584,237	506,028
Total non-current liabilities	2,718,176	2,700,790
Total liabilities	3,241,549	3,187,021
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	650	646
Additional paid-in capital	2,844,419	2,842,446
Treasury shares	(467,057)	(467,057)
Accumulated deficit	(352,419)	(399,046)
Total shareholders' equity	2,025,593	1,976,989
Total liabilities and shareholders' equity	$5,267,142	$5,164,010

(1)
The increase in accounts receivable from December 31, 2019 to March 31, 2020 relates to the timing of cash receipts from the Scorpio pools. Approximately $67 million of pool distributions relating to March 2020 were received during the first week of April 2020.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Operating activities
Net income	$46,627	$14,476
Depreciation - owned or finance leased vessels	46,841	43,814
Depreciation - right of use assets	13,197	2,135
Amortization of restricted stock	7,845	7,184
Amortization of deferred financing fees	1,458	2,215
Write-off of deferred financing fees	—	275
Accretion of convertible notes	2,259	3,493
Accretion of fair value measurement on debt assumed in business combinations	877	920
	119,104	74,512
Changes in assets and liabilities:
Increase in inventories	(1,221)	(390)
(Increase) / decrease in accounts receivable	(70,363)	4,208
Decrease / (increase) in prepaid expenses and other current assets	2,080	(580)
Decrease / (increase) in other assets	46	(2,676)
Decrease in accounts payable	(675)	(1,543)
Decrease / (increase) in accrued expenses	(4,870)	1,036
	(75,003)	55
Net cash inflow from operating activities	44,101	74,567
Investing activities
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(63,486)	(18,240)
Net cash outflow from investing activities	(63,486)	(18,240)
Financing activities
Debt repayments	(108,617)	(120,360)
Issuance of debt	73,946	—
Debt issuance costs	(1,783)	(1,284)
Principal repayments on lease liability - IFRS 16	(20,772)	(1,726)
Increase in restricted cash	—	(9)
Repayment of convertible notes	—	(2,292)
Equity issuance costs	—	(285)
Dividends paid	(5,867)	(5,140)
Repurchase of common stock	—	(1)
Net cash (outflow) / inflow from financing activities	(63,093)	(131,097)
(Decrease) / increase in cash and cash equivalents	(82,478)	(74,770)
Cash and cash equivalents at January 1,	202,303	593,652
Cash and cash equivalents at March 31,	$119,825	$518,882

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2020 and 2019
(unaudited)

	For the three months ended March 31
	2020	2019
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$158,710	$113,246

Average Daily Results
TCE per day(2)	$22,644	$18,570
Vessel operating costs per day(3)	$6,592	6,478

LR2
TCE per revenue day (2)	$25,914	$22,953
Vessel operating costs per day(3)	$6,742	6,810
Average number of vessels	42.0	38.0

LR1
TCE per revenue day (2)	$20,296	$17,929
Vessel operating costs per day(3)	$6,678	$6,597
Average number of vessels	12.0	12.0

MR
TCE per revenue day (2)	$20,866	$15,715
Vessel operating costs per day(3)	$6,422	$6,324
Average number of vessels	60.8	48.3

Handymax
TCE per revenue day (2)	$22,564	$17,729
Vessel operating costs per day(3)	$6,734	$6,160
Average number of vessels	21.0	21.0

Fleet data
Average number of vessels	135.8	119.3

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$63,486	$18,240

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of May 5, 2020

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
75	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
79	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
81	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
82	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
83	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
87	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
94	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Scrubber
97	STI Oxford	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
98	STI Lauren	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
99	STI Connaught	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
100	STI Spiga	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
101	STI Savile Row	2015		109,999	—	SLR2P (4)	LR2	Yes
102	STI Kingsway	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
103	STI Carnaby	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Solidarity	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
105	STI Lombard	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Grace	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Jermyn	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Sanctity	2016		109,999	—	SLR2P (4)	LR2	Yes
109	STI Solace	2016		109,999	—	SLR2P (4)	LR2	Yes
110	STI Stability	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
111	STI Steadfast	2016		109,999	—	SLR2P (4)	LR2	Yes
112	STI Supreme	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
113	STI Symphony	2016		109,999	—	SLR2P (4)	LR2	Yes
114	STI Gallantry	2016		113,000	—	SLR2P (4)	LR2	Yes
115	STI Goal	2016		113,000	—	SLR2P (4)	LR2	Yes
116	STI Nautilus	2016		113,000	—	SLR2P (4)	LR2	Yes
117	STI Guard	2016		113,000	—	SLR2P (4)	LR2	Yes
118	STI Guide	2016		113,000	—	SLR2P (4)	LR2	Yes
119	STI Selatar	2017		109,999	—	SLR2P (4)	LR2	Not Yet Installed
120	STI Rambla	2017		109,999	—	SLR2P (4)	LR2	Not Yet Installed
121	STI Gauntlet	2017		113,000	—	SLR2P (4)	LR2	Yes
122	STI Gladiator	2017		113,000	—	SLR2P (4)	LR2	Yes
123	STI Gratitude	2017		113,000	—	SLR2P (4)	LR2	Yes
124	STI Lobelia	2019		110,000	—	SLR2P (4)	LR2	Yes
125	STI Lotus	2019		110,000	—	SLR2P (4)	LR2	Yes
126	STI Lily	2019		110,000	—	SLR2P (4)	LR2	Yes
127	STI Lavender	2019		110,000	—	SLR2P (4)	LR2	Yes
128	Silent	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
129	Single	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
130	Star I	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
131	Sky	2007		37,847	1A	SHTP (1)	Handymax	N/A	(6)
132	Steel	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
133	Stone I	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
134	Style	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
135	STI Beryl	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)
136	STI Le Rocher	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)
137	STI Larvotto	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)

	Total owned, finance leased and bareboat chartered-in fleet DWT			9,438,089

	Leasehold newbuilding currently under construction
	Hull S471 - TBN STI Maximus	HVS	(8)	50,000			MR

Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber

Total leasehold newbuilding product tankers DWT		50,000

Total Fleet DWT		9,488,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	In March 2020, we extended the bareboat charter-in agreement on a previously bareboat chartered-in vessel to May 2020 from March 2020 at a bareboat rate of $6,300 per day.
(6)
In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day. The agreement is expected to expire on March 31, 2021.

(7)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

(8)
The leasehold interest in this vessel was acquired from Trafigura in September 2019 as part of the Trafigura Transaction and this vessel is currently under construction at Hyundai-Vietnam Shipbuilding Co., Ltd. with expected delivery in the third quarter of 2020.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2019 and 2020 were as follows:

Date paid	Dividends per common share
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100
December 2019	$0.100
March 2020	$0.100

On May 5, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about June 15, 2020 to all shareholders of record as of June 1, 2020 (the record date). As of May 5, 2020, there were 58,672,080 common shares of the Company outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Unsecured Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the first quarter of 2020 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $128.4 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $121.6 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 137 product tankers (42 LR2 tankers, 12 LR1 tankers, 62 MR tankers and 21 Handymax tankers) with an average age of 4.6 years. In addition, the Company will bareboat charter-in one MR tanker that is currently under construction and is scheduled to be delivered in September 2020. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue is reconciled above in the section entitled "Explanation of Variances on the First Quarter of 2020 Financial Results Compared to the First Quarter of 2019".
Reconciliation of Net Income to Adjusted Net Income

There were no Non-IFRS adjustments to the Net Income for the three months ended March 31, 2020.

	For the three months ended March 31, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$14,476	$0.30	$0.30
Adjustment:
Deferred financing fees write-off	275	0.01	0.01
Adjusted net income	$14,751	$0.31	$0.30	(1)

(1) Summation differences due to rounding.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Net income	$46,627	$14,476
Financial expenses	44,765	48,756
Financial income	(565)	(3,119)
Depreciation - owned or finance leased vessels	46,841	43,814
Depreciation - right of use assets	13,197	2,135
Amortization of restricted stock	7,845	7,184
Adjusted EBITDA	$158,710	$113,246

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616